FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta files antitrust lawsuit against Monsanto.

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta files antitrust lawsuit against Monsanto

Basel, Switzerland, 28 July 2004

Syngenta announced today that its US subsidiary Syngenta Seeds, Inc. has filed a lawsuit against Monsanto Company and Monsanto Technology LLC to challenge Monsanto's monopolization of biotechnology corn seed in the US.

This lawsuit was filed in Federal District Court in Delaware and asserts that Monsanto has engaged in a pattern of illegal and improper activities to maintain its monopoly in key corn traits in the US, including Monsanto's attempts to prohibit Syngenta from competing with GA21, an established and proven glyphosate-tolerant corn trait. These attempts include trying to force seed companies to stop producing GA21 seeds, to destroy GA21 inventories, and to adhere to exclusive dealing contracts.

Syngenta announced its acquisition of GA21 rights on May 12, 2004. It plans to offer the technology through its NK® brand, the Garst and Golden Harvest brands1, and through licenses with other seed companies for the 2005 growing season.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+1 (202) 347 8348

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

1 Subject to the regulatory approval of these acquisitions announced on 12 May and 25 June 2004.

Syngenta – 28 July 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 09, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Authorized Signatory

		By:	/s/ Eva Catilon

			Name:	Eva Catilon
			Title:	Authorized Signatory